

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

July 15, 2016

Sam L. Banks
Chief Executive Officer
Yuma Delaware Merger Subsidiary, Inc.
1177 West Loop South, Suite 1825
Houston, TX 77027

> **Re:** **Yuma Delaware Merger Subsidiary, Inc.**
> **Registration Statement on Form S-4**
> **Filed June 17, 2016**
> **File No. 333-212103**

Dear Mr. Banks:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4

General

1. Please make corresponding changes to your Exchange Act filings, where appropriate.

Calculation of Registration Fee

2. At page 113, you disclose that as part of the merger the outstanding shares of Davis preferred stock will be converted into approximately 3.3 million shares of Yuma Delaware preferred stock. Please include the preferred shares in the fee table and the corresponding disclosures, and provide a legality opinion to cover those shares as well.

Proxy Statement / Prospectus Cover Page

3.   We note the disclosure which appears under "Voting Agreements" at page 123. If shareholder approval of both the proposed reincorporation and the proposed merger will be assured assuming that those who already have executed voting agreements vote as indicated, please revise to so state explicitly. If you believe that shareholder approval is not assured, please explain why.

The Merger

Background of the Merger, page 85

4.   Please discuss why Davis chose to pursue the transaction with Yuma as opposed to other alternatives. In that regard, we note your disclosure regarding the strategic alternatives discussed at the September 10, 2015, board meeting.

5.   We note your disclosure that, on September 21, 2015, the Yuma board was updated "on potential strategic alternatives, including a possible equity investment and ongoing discussions with Davis." Please expand your disclosure to indicate what other alternatives were considered and why, as well as when, it was determined not to pursue them.

6.   Where you refer to the "superior offer" conditional out for both parties, describe in greater detail how this determination will be made in each case.

7.   You indicate at page 86 that the companies exchanged financial forecasts. Please revise to disclose the projections which were exchanged.

8.   Please confirm that all material presentations or reports, both oral and written, provided by financial advisors have been summarized and that you have filed any written materials, including board books, as exhibits pursuant to Item 21(c) of Form S-4 or revise. In this regard, we note that ROTH Capital Partners, LLC provided certain written and other presentations to the Yuma board on and between February 10, 2016, and May 25, 2016. See Items 1015(a) and 1015(b) of Regulation S-K.

Material U.S. Federal Income Tax Consequences, page 126

9.   We note your disclosure that "any Yuma Delaware common stock received in exchange for accrued but unpaid dividends on Yuma preferred stock could be treated as the receipt of a dividend distribution." However, you state at page 32 that this stock "should be treated as the receipt of a dividend distribution." Please revise or advise as to this apparent inconsistency.

10.   You state that "the aggregate tax basis of the Yuma Delaware common stock received by each U.S. Holder of Yuma common stock and/or preferred stock should equal the aggregate tax basis" and "the aggregate tax basis of the Yuma Delaware common stock and/or preferred stock received by each U.S. Holder of Davis common stock and/or preferred stock should equal the aggregate tax basis…." However, at pages 31-32, you add a "generally" qualifier to both of these disclosures. Please revise or advise.

11.   Here and elsewhere you indicate that the reincorporation and the merger should both qualify as Section 368(a) reorganizations. Insofar as the non-taxable status of these transactions would be material to investors, it appears that you are required to file the appropriate tax opinions pursuant to Item 601(b)(8) of Regulation S-K. See Staff Legal Bulletin No. 19 at Section III.A.2. Please clarify that you have received appropriate opinions of counsel (filed as exhibits) in that regard.

12.   With respect to the tax opinions where you provide a "should" level opinion, please revise the opinions and your disclosure to describe why counsel cannot give a "will" opinion and to describe the degree of uncertainty. In addition, please provide risk factor and/or appropriate disclosure setting forth the risks of uncertain tax treatment to investors. Refer to Section III.C.4. of Staff Legal Bulletin No. 19.

Information About Yuma

Oil and Natural Gas Reserves, page 141

13.   The disclosure provided on page 143 indicates that "as of December 31, 2015, Yuma plans to drill all of its PUD drilling locations within five years from the date they were initially disclosed." Provide us with an annual schedule of the total number of proved undeveloped locations, proved reserves and estimated capital expenditures necessary to convert all of the proved undeveloped reserves disclosed as of December 31, 2015. Please refer to Rule 4-10(a)(31)(ii) of Regulation S-X and the Compliance and Disclosure Interpretation Question 131.04 and tell us if all of the proved undeveloped locations in the foregoing annual schedule are part of a development plan adopted by the Company's management including approval by the Board, if such approval is required.

14.   Disclosure on page 46 describes the constraints on Yuma's short-term liquidity. Please refer to the definition of reserves under Rule 4-10(a)(26) of Regulation S-X and tell us why there is a reasonable expectation that there will be the financing required to develop all of the undeveloped reserves disclosed as of December 31, 2015.

Gross and Net Developed and Undeveloped Acres, page 146

15.   The disclosure provided on page 146 indicates that a significant percentage of the net undeveloped acreage will expire over the next three years. Please tell us the extent to which there are any proved undeveloped reserves as of December 31, 2015 assigned to

locations which are currently scheduled to be drilled after lease expiration. If the proved undeveloped reserves include any such locations, please expand the disclosure to explain the steps necessary regarding an extension of the legal right to these leases. Also include the costs, if material, associated with extending the leases as part of the expanded disclosure.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Yuma

Results of Operations, page 149

16.   We note your discussion provides limited insight on whether or not your results of operations are indicative of expected results. For example, on page 149 you disclose that crude oil volumes sold were 8.2% lower as a result of "shut in wells in both operated and non-operated Master Creek field in addition to downtime in Main Pass 2 due to facility restrictions"; and on page 154, you explain that the decrease in natural gas volumes and natural gas liquids volumes sold declined 26.6% and 23.8% respectively, primarily due to production declines in the Bayou Herbert field. Revise your results of operations discussion where appropriate to provide information about the quality and potential variability of earnings and cash flow, so readers can ascertain the likelihood that past performance is indicative of future performance. Please refer to FRC Section 501.12 for further guidance.

Additionally, when you attribute changes in significant items to more than one factor or element, breakdown and quantify the impact of each factor or element. For example, on page 171 Davis discloses the items that led to the decrease in total production and the decrease in lease operating expenses; however, quantification of each item or factor is not provided. Please refer to FRC Section 501.04 for further guidance.

Note that this comment applies to the results of operations discussion provided by both Yuma and Davis. Please apply the guidance noted above to all applicable portions of Management's Discussion and Analysis.

Liquidity and Capital Resources, page 157

17.   You state that "Yuma's 2016 business plan includes the capital to drill two wells, a Greater Masters Creek Field Area proved undeveloped location and another proved undeveloped location in Santa Barbara County, California in the Cat Canyon field…" This disclosure is inconsistent with risk factor disclosure on page 49 in which you state that "Yuma plans to drill one proved undeveloped well this year…" Please advise or revise the disclosure to resolve the apparent inconsistency.

18.   Please quantify Yuma's anticipated capital expenditure requirements. Refer to Item 303(a) of Regulation S-K.

19.   Please revise to provide updated information regarding the credit facility of Yuma and instances of noncompliance with the credit agreement. The Form 8-K filed by Yuma on June 6, 2016, states that Yuma entered into a Waiver and Tenth Amendment to the credit agreement and discusses instances of noncompliance. Refer to Item 303(a)(1) of Regulation S-K.

Information About Davis

Oil, Gas and Natural Gas Liquids Reserve Information, page 163

20.   The disclosure provided on page 164 indicates that "as of December 31, 2015, Davis plans to drill all of its PUD drilling locations within five years from the date they were initially recorded." Provide us with an annual schedule of the total number of proved undeveloped locations, proved reserves and estimated capital expenditures necessary to convert all of the proved undeveloped reserves disclosed as of December 31, 2015. Refer to Rule 4-10(a)(31)(ii) of Regulation S-X and the Compliance and Disclosure Interpretation Question 131.04 and tell us if all of the proved undeveloped locations in the foregoing annual schedule are part of a development plan adopted by the Company's management including approval by the Board, if such approval is required.

21.   We note disclosure on page F-119 regarding Davis' liquidity and capital resources. Please refer to the definition of reserves under Rule 4-10(a)(26) of Regulation S-X and tell us why there is a reasonable expectation that there will be the financing required to develop all of the undeveloped reserves disclosed as of December 31, 2015.

Independent Reserve Engineers, page 165

22.   The disclosure on page 165 states "Davis engaged NSAI to prepare its annual reserve estimates and have relied on NSAI's expertise to ensure that Davis' reserve estimates are prepared in compliance with SEC guidelines." However, we note the reserves report filed as Exhibit 99.7 indicates the estimates as of December 31, 2015 may not conform to the definitions under Rule 4-10(a) of Regulation S-X as such estimates were "prepared in accordance with the definitions and guidelines set for the in the 2007 Petroleum Resources Management System (PRMS) approved by the Society of Petroleum Engineers (SPE)." Please obtain and file a revised reserve report which conforms to Rule 4-10(a) of Regulation S-X.

Gross and Net Developed and Undeveloped Acres, page 167

23.   The disclosure provided on page 167 indicates that a significant percentage of the net undeveloped acreage will expire over the next three years. Please tell us the extent to which there are any proved undeveloped reserves as of December 31, 2015 assigned to locations which are currently scheduled to be drilled after lease expiration. If the proved

undeveloped reserves include any such locations, please expand the disclosure to explain the steps necessary regarding an extension of the legal right to these leases. Also include the costs, if material, associated with extending the leases as part of the expanded disclosure.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Davis

Liquidity and Capital Resources, page 173

24.   We note your disclosure here and at page 176 that Davis' senior bank credit facility has a termination date of July 6, 2016. As that date has passed, please revise to provide the current status of the credit facility.

Corporate Governance of Yuma Delaware Following the Merger

Committees of the Board of Directors of Yuma Delaware, page 187

25.   Please provide the disclosure of independent directors required by Item 407(a) of Regulation S-K.

Unaudited Pro Forma Condensed Consolidated Combined Financial Information

Unaudited Pro Forma Condensed Consolidated Combined Statement of Operations for the Twelve Months Ended December 31, 2015, page 195

26.   It appears the merger related pro forma adjustment for the '(Gain) on derivative instruments' should be identified as note (g), not (f). Please advise or revise the disclosure to resolve the apparent inconsistency.

Notes to the Unaudited Pro Forma Condensed Consolidated Combined Financial Statements

Note 3 - Unaudited Pro Forma Supplemental Disclosure of Oil and Natural Gas Operations, page 200

27.   Expand the disclosure relating to the pro forma presentation of proved reserves to present the net quantities by individual product type of crude oil/condensate, natural gas liquids and natural gas. Refer to the disclosure requirements pursuant to FASB ASC 932-235-50-4 and 50-5.

28.   Revise the disclosure relating to the production figures for Davis to resolve the apparent inconsistency with such figures provided elsewhere on pages 39 and 166.

29.   Revise the narrative discussion of the changes in reserves to provide an explanation of the significant changes in total net proved reserves for Davis. Refer to the disclosure requirements pursuant to FASB ASC 932-235-50-5.

Yuma Energy, Inc.

Notes to Consolidated Financial Statements (Restated)

Note 25 - Supplementary Information on Oil and Natural Gas Exploration, Development and Production Activities (Unaudited) (As Restated)

Reserves, page F-46

30.   We note disclosure stating "the Company does not prepare engineering estimates of proved oil and natural gas reserve quantities for all wells" and that "the Company has a quantity of interests that, individually, are immaterial and are excluded from prepared engineering studies." Please clarify for us the extent to which the proved reserves are material in the aggregate for the excluded wells.

31.   Revise the tabular disclosure of the net proved developed and undeveloped reserves and the changes in total net proved reserves on page F-47 to separately provide the net quantities of natural gas liquids reserves (NGLs). Please note that FASB ASC paragraph 932-235-50-4(a) requires separate disclosure for natural gas liquids reserves, when such reserve quantities are significant.

32.   Expand the tabular disclosure on page F-47 to provide net proved reserves expressed as barrel of oil equivalent amounts consistent with the disclosure provided elsewhere on page 200. Refer to the guidance in Example 1 of FASB ASC 932-235-55-2 in organizing the information that is required to be disclosed for proved reserves.

33.   Revise the disclosure relating to the production figures for the period ending December 31, 2013 to resolve the apparent inconsistency with such figures provided elsewhere on page 144.

34.   Expand the disclosure of the changes in net quantities of proved reserves for the periods ending December 31, 2014 and 2013 to include an appropriate explanation of the significant changes. Refer to the disclosure requirements pursuant to FASB ASC 932-235-50-5.

Davis Petroleum Acquisition Corp.

Supplemental Oil and Gas Disclosures (Unaudited)

Oil and Natural Gas Reserves and Related Financial Data, page F-105

35.   Revise the tabular disclosure of the net proved developed and undeveloped reserves and the changes in total net proved reserves on page F-105 to separately provide the net quantities of natural gas liquids reserves (NGLs). Please note that FASB ASC paragraph 932-235-50-4(a) requires separate disclosure for natural gas liquids reserves, when such reserve quantities are significant.

36.   Revise the tabular disclosure on page F-105 to provide net proved reserves expressed as barrel of oil equivalent amounts consistent with the disclosure provided elsewhere on page 200.

37.   Revise the disclosure relating to the production figures to resolve the apparent inconsistency with such figures provided elsewhere on pages 39 and 166.

38.   Expand the disclosure of the changes in net quantities of proved reserves for the periods ending December 31, 2015 and 2014 to include an appropriate explanation of the significant changes. Refer to the disclosure requirements pursuant to FASB ASC 932-235-50-5.

Annex F, page F-1

39.   The disclaimers which appear at pages F-4 and F-9 are inconsistent with the right of stockholders to rely on the fairness opinion. Please revise to eliminate the suggestion that the opinion was directed "solely" to Yuma's board and may not be relied upon by others. Refer to the related guidance available at the following location: http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm.

Exhibits 99.1 and 99.2 – Yuma Form of Proxy

40.   The Yuma Delaware restated charter which is included as Annex H makes clear (in Article V.C) that Yuma will have a staggered board of directors. Please provide a separate numbered proposal to enable Yuma shareholders to vote on that item. See Exchange Act Rule 14a-4(a)(3). See also Compliance and Disclosure Interpretations (Regarding Unbundling under Rule 14a-4(a)(3) in the M&A Context), Question 201.02.

Exhibit 99.7

41.   We note the reserve report includes information relating to probable and possible reserves that is not disclosed in Form S-4. We believe the information in the reserve report should

correlate with the disclosure in the filing. Therefore, please either obtain and file a revised reserve report which does not include the information relating to probable and possible reserves, or amend the Form S-4 to disclose this information in a manner that is consistent with the guidance in Item 1202(a)(2) of Regulation S-K.

42.   The reserve report refers to additional supplemental information not included in Exhibit 99.7 such as:

- a summary of projections of reserves and revenue by reserves category,

- the reserves and economics data for each reserves category, and

- a summary projection of reserves and revenue along with one-line summaries of basic data, reserves and economics by lease.

Please obtain and file a revised report to include the referenced supplemental information. Alternatively, remove these references if you do not intend to include this supplemental information in Exhibit 99.7. For additional information about the content of the third party report, please refer to paragraph 3(e) on page 72 of section IV.B in the Adopting Release contained in the Modernization of Oil and Gas Reporting, Final Rule. The Adopting Release may be found at http://www.sec.gov/rules/final/2008/33-8995.pdf.

43.   The reserve report does not include certain disclosures required by Item 1202(a)(8) of Regulation S-K. Please obtain and file a revised reserves report to include the following information in order to satisfy your filing obligations.

- The purpose for which the report was prepared (e.g. for inclusion as an exhibit in a filing made with the U.S. Securities and Exchange Commission (SEC) (Item 1202(a)(8)(i)).

- The proportion of the Company's total proved reserves covered by the report (1202(a)(8)(iii)).

- A statement that the assumptions, data, methods and procedures used in the preparation of the report are appropriate for the purpose served by the report (Item 1202(a)(8)(iv)).

- A statement that the third party has used all methods and procedures as it considered necessary under the circumstances to prepare the report (Item 1202(a)(8)(viii)).

44.   We note disclosure indicating the abandonment costs used in the report do not include any salvage value for the lease and well equipment. Please clarify for us the extent to

which these estimates are consistent with such estimates included in the Form S-4 relating to Yuma.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. For questions regarding comments on engineering matters, you may contact John Hodgin, Petroleum Engineer, at (202) 551-3699. Please contact Lisa Krestynick, Staff Attorney, at (202) 551-3056 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Reid A. Godbolt, Esq.
        Jones & Keller, P.C.